Filed Pursuant to Rule 433
Registration No. 333-143715
Pricing Term Sheet
June 14, 2007
Blackboard Inc.
$150,000,000 aggregate principal amount of 3.250% Convertible Senior Notes due 2027
The following information supplements the Preliminary Prospectus Supplement dated June 13, 2007.

Title of Securities:	3.250% Convertible Senior Notes due 2027.

Aggregate Principal Amount Offered:	$150,000,000 principal amount.

Over-allotment Option:	$15,000,000; 30-day option to cover over-allotments.

Price to Public:	100% of principal amount.

Net proceeds to the Company, after underwriters’ discount, but before other offering expenses payable by the Company (assuming no exercise of over-allotment option):	$145.7 million.

Use of proceeds:	The Company intends to use $19.4 million of the proceeds to repay the amounts outstanding under its senior secured term loan facility, and to use the remaining net proceeds for working capital and general corporate purposes, which may include funding potential future acquisitions.

Estimated expenses of notes offering to be paid by the Company:	$550,000.

Interest payment dates:	January 1 and July 1 of each year, beginning on January 1, 2008.

Record dates:	June 15 and December 15.

Maturity:	July 1, 2027.

Ranking:	Senior unsecured.

Coupon:	3.250%.

Make-Whole Fundamental Change Protection	Adjustment to the applicable conversion rate upon certain corporate transactions (per attached table).

Principal amount per note:	$ 1,000.

Last Sale Price of the Company’s common stock (June 14, 2007):	$40.03 per share.

Base Conversion Rate Per Note:	15.4202
Subject to adjustment as set forth in the prospectus supplement.

Base Conversion Price (approximately):	$64.85
Subject to adjustment as set forth in the prospectus supplement.

Incremental Share Factor:	9.5605
Subject to adjustment as set forth in the prospectus supplement.

Conversion Contingencies:	• During any calendar quarter subject to 130% conversion trigger;
• On or after January 1, 2027, until the close of business on the business day preceding maturity;
• If the average trading price for the notes is less than 95% of the applicable conversion value;
• If the notes are called for redemption; or
• Upon the occurrence of specified corporate transactions.

Optional Redemption:	On or after July 1, 2011 the Company may redeem the notes for an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, up to but not including the date of redemption, payable in cash.

Repurchase of Notes at Holder’s Option:	On July 1, 2011, July 1, 2017 and July 1, 2022 holders may require the Company to repurchase the notes for an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, up to but not including the date of repurchase, payable in cash.

Repurchase upon a Fundamental Change:	Holders may require the Company to repurchase the notes for an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, up to but not including the date of repurchase, payable in cash.

Book-Running Manager:	Credit Suisse Securities (USA) LLC.

Co-Manager:	Citigroup Global Markets Inc.

Gross Spread (%):	2.875%.

Gross Spread per Note:	$28.75.

Trade date:	June 15, 2007.

Settlement date:	June 20, 2007.

CUSIP:	091935 AA4.

ISIN:	US091935AA49
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change
The following table sets forth the increase in the Applicable Conversion Rate, expressed as a number of additional shares to be received per $1,000 principal amount of notes.

	Effective Date
	June 20,	July 1,	July 1,	July 1,	July 1,
Stock Price	2007	2008	2009	2010	2011
$40.03	9.56	9.56	9.56	9.56	9.56
$45.00	8.22	7.61	7.01	6.52	6.80
$50.00	7.32	6.59	5.78	4.91	4.58
$55.00	6.73	5.93	4.99	3.86	2.76
$60.00	6.36	5.52	4.52	3.24	1.25
$65.00	6.11	5.26	4.24	2.91	0.00
$70.00	5.31	4.47	3.46	2.14	0.00
$75.00	4.66	3.85	2.87	1.62	0.00
$80.00	4.14	3.36	2.42	1.25	0.00
$85.00	3.71	2.97	2.08	1.00	0.00
$90.00	3.36	2.65	1.82	0.83	0.00
$95.00	3.06	2.39	1.61	0.71	0.00
$100.00	2.81	2.17	1.44	0.62	0.00
$125.00	1.99	1.50	0.97	0.42	0.00
$150.00	1.53	1.16	0.75	0.33	0.00
$175.00	1.25	0.94	0.62	0.27	0.00
$200.00	1.05	0.79	0.52	0.23	0.00
$225.00	0.90	0.68	0.45	0.20	0.00
$250.00	0.78	0.59	0.39	0.17	0.00
$275.00	0.68	0.52	0.34	0.15	0.00
$300.00	0.61	0.46	0.30	0.13	0.00
The exact stock price and effective date may not be set forth on the table, in which case:
•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates based on a 365 day year, as applicable;

•	if the stock price is in excess of $300.00 per share (subject to adjustment), no increase in the applicable conversion rate will be made; and

•	if the stock price is less than $40.03 per share (subject to adjustment), no increase in the applicable conversion rate will be made.